Mail Stop 4561

March 11, 2009

Arunkumar Rajapandy
Chief Executive Officer
Digital Yearbook, Inc.
848 N. Rainbow Boulevard, #2096
Las Vegas, Nevada 89107

> **Re:** **Digital Yearbook, Inc.**
> **Form 8-K**
> **Filed December 23, 2008**
> **Form 8-K/A**
> **Filed on February 25, 2009 and March 6, 2009**
> **File No. 000-52917**

Dear Mr. Rajapandy:

We have completed our review of your Item 4.01 Form 8-Ks and have no further comments at this time on the specific issues raised.

Sincerely,

Stephen Krikorian
Accounting Branch Chief